SECURITIES AND EXCHANGE COMMISSION

06050520

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SEC MAIL PROCESSING SECTION
RECEIVED
SEP 1 8 2006
WASH, D.C.
213

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49536

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 06/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First Security Capital Management, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 Miami Avenue West Suite B
(No. and Street)

Venice, (City) Florida (State) 34285 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Travis Wade Tuccillo 941-483-3732
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Cuthill & Eddy LLC
(Name – *if individual, state last, first, middle name*)

1031 W. Morse Blvd., Suite 200, Winter Park, Florida 32789
(Address) (City) (State) (Zip Code)

PROCESSED
NOV 0 1 2006
THOMSON
FINANCIAL

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number.

OATH OR AFFIRMATION

I, Travis Wade Tuccillo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Security Financial Advisors, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CFO /Vice President

Title

Notary Public

Notary Public State of Florida
Kristina M Garbade
My Commission DD545096
Expires 06/20/2010

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Pursuant to Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and un-audited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cuthill & Eddy LLC
CERTIFIED PUBLIC ACCOUNTANTS
Limited Liability Company

Carson L. Eddy
Victor J. Incinelli
Harry E. Harp
Todd Hitchins
Jennifer L. Christensen

Independent Auditor's Report

Board of Directors
First Security Capital Management, Inc.
Venice, Florida

We have audited the accompanying statement of financial condition of First Security Capital Management, Inc. as of June 30, 2006, and the related statements of operations, changes in shareholders' equity, and cash flows for the six months then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Security Capital Management, Inc. as of June 30, 2006, and the results of its operations and its cash flows for the six months then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules, computation of net capital and computation of aggregate indebtedness, as of June 30, 2006, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cuthill & Eddy LLC

August 15, 2006

1031 W. MORSE BLVD., SUITE 200, WINTER PARK, FL 32789-3738 • PHONE (407) 644-7455 • FAX (407) 628-5277
www.cuthilleddy.com

FIRST SECURITY CAPITAL MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2006

ASSETS

Cash and cash equivalents	$ 35,752
Accounts receivable	15,461
Due from officers	75,266
Prepaid expenses	2,079
Property and equipment, net	7,007
Deposit with clearing organization	25,000
	$ 160,565

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 2,479
Shareholders' equity:	
Common stock, $1 par value, 10,000 shares authorized; 1,000 shares issued and outstanding	1,000
Additional paid-in capital	87,500
Retained earnings	69,586
	158,086
	$ 160,565

See notes to financial statements.

FIRST SECURITY CAPITAL MANAGEMENT, INC.

STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2006

Revenues:	
Investment advisory	$ 326,494
Commissions	85,824
Other income	3,520
	415,838
Operating expenses:	
Salaries and payroll taxes	291,503
Commissions	35,944
Professional and legal fees	6,800
Rent	10,108
Office expenses	11,471
Licenses and registration fees	1,490
Other operating expenses	22,585
	379,901
Net income	$ 35,937

See notes to financial statements.

FIRST SECURITY CAPITAL MANAGEMENT, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2006

	Common Stock		Additional	Retained	
	Shares	Amount	Paid-In Capital	Earnings	Total
Balance, January 1, 2006	1,000	$ 1,000	$ 87,500	$ 56,769	$ 145,269
Dividends	-	-	-	(23,120)	(23,120)
Net income for the six months ended June 30, 2006	-	-	-	35,937	35,937
Balance, June 30, 2006	1,000	$ 1,000	$ 87,500	$ 69,586	$ 158,086

See notes to financial statements.

FIRST SECURITY CAPITAL MANAGEMENT, INC.

STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2006

Cash flows from operating activities:	
Net income	$ 35,937
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	1,152
Loss on disposal of equipment	180
Changes in operating assets and liabilities:	
Increase in accounts receivable	(5,028)
Increase in due from officers	(13,216)
Decrease in prepaid expenses	2,631
Decrease in securities owned	10,554
Decrease in accounts payable and accrued expenses	(4,801)
Total adjustments	(8,528)
Net cash provided by operating activities	27,409
Cash flows from financing activities:	
Dividends paid and net cash used by financing activities	(23,120)
Net increase in cash	4,289
Cash and cash equivalents at January 1, 2006	31,463
Cash and cash equivalents at June 30, 2006	$ 35,752

See notes to financial statements.

FIRST SECURITY CAPITAL MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2006

1. Nature of operations and summary of significant accounting policies:

Nature of operations and organization:
First Security Capital Management, Inc. (the "Company") was incorporated in September 1995 as a registered investment advisor. The Company provides planning and investment management services. The corporate office of the Company is located in Venice, Florida. Additionally, the Company is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). Trades are cleared principally by Pershing LLC, a member of the New York Stock Exchange ("NYSE").

Cash and cash equivalents:
The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Property and equipment:
Property and equipment is stated at cost. The service lives for all property and equipment have been estimated at 3 to 7 years and the straight-line method is used for depreciation purposes. Software and leasehold improvements are being amortized over 3 and 5 years, respectively, using the straight-line method. Maintenance and repairs that do not improve or extend the lives of the respective assets are expensed currently.

Income taxes:
The Company and its shareholders have elected under Subchapter S of the Internal Revenue Code to have the Company's taxable income or loss reported by the shareholders. Because of this election, federal income taxes have not been provided for in the financial statements for the six months ending June 30, 2006.

Use of estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue and expense recognition:
The revenue of the Company is derived primarily from investment advisory fees and from commissions earned on the sale of securities. Investment advisory fees are generally calculated as a percentage of assets managed, are paid in advance each quarter, and are amortized to income over the period for which the fees were paid. Commission income is recorded as of the date of the transaction leading to the commission.

1. Nature of operations and summary of significant accounting policies - continued:

Computation of customer reserve:
The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to rule 15c3-3 of the Securities Exchange Act of 1934. The Company meets the exempting provisions of Paragraph (k)(2)(ii).

Advertising:
The Company's policy is to expense advertising costs as the costs are incurred. Advertising for the six months ended June 30, 2006 was $10,254.

2. Property and equipment:

Property and equipment consists of the following at June 30, 2006:

Computer equipment	$ 11,690
Software	22,602
Office equipment	21,174
Furniture and equipment	2,075
Leasehold improvements	7,528
	65,069
Less accumulated depreciation and amortization	58,062
	$ 7,007

Depreciation and amortization expenses amounted to $1,152 for the six months ended June 30, 2006.

3. Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $50,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

As of June 30, 2006, the Company had excess net capital of $16,023 and a net capital ratio of .04 to 1.

4. Related party transactions:

The Company leases office space on a month-to-month basis from an entity in which a majority shareholder of the Company is a significant partner. Rent payments to this entity totaled $8,085 for the six months ended June 30, 2006.

5. Liability subordinated to the claims of creditors:

   None of the Company's liabilities have been subordinated to the claims of general creditors at June 30, 2006.

6. Leases:

   The Company has an operating lease for a copier. The lease is non-cancelable and expires in October 2010. The Company also leases office space from a related party (see Note 4).

   At June 30, 2006, the approximate future minimum rental payments required are as follows:

   For the year ended June 30:

2007	$	2,196
2008		2,196
2009		2,196
2010		732
	$	7,320

   Rental expense under the above mentioned lease totaled $1,098 for the six months ended June 30, 2006.

7. Supplementary disclosures of cash flow information:

   Cash was paid during the period for:

Interest	$	274
Income taxes	$	-

FIRST SECURITY CAPITAL MANAGEMENT, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

JUNE 30, 2006

Net capital	
Total shareholders' equity	$ 158,086
Deductions:	
Non-allowable assets:	
Accounts receivable over 30 days old	(3,462)
Unsecured accounts receivable	(4,249)
Due from officers	(75,266)
Prepaid expenses	(2,079)
Property and equipment, net	(7,007)
Net capital	$ 66,023
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of June 30, 2006)	
Net capital, as reported in Company's Part II FOCUS report	$ 69,545
Adjustments:	
Exclusion of accounts receivable over 30 days old	(2,962)
To recognize differences in account balances at period-end	(560)
Net capital	$ 66,023

FIRST SECURITY CAPITAL MANAGEMENT, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER
RULE 17a-5 OF SECURITIES AND EXCHANGE COMMISSION

JUNE 30, 2006

Accounts payable and accrued expenses and aggregate indebtedness	$ 2,479
Ratio of aggregate indebtedness to net capital	.04

Cuthill & Eddy LLC
CERTIFIED PUBLIC ACCOUNTANTS
Limited Liability Company

Carson L. Eddy
Victor J. Incinelli
Harry E. Harp
Todd Hitchins
Jennifer L. Christensen

Independent Auditor's Report
On Internal Control Required By SEC Rule 17a-5

Board of Directors
First Security Capital Management, Inc.
Venice, Florida

In planning and performing our audit of the financial statements and supplemental schedules of First Security Capital Management, Inc. (the "Company") for the six months ended June 30, 2006, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2006, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of First Security Capital Management, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

August 15, 2006